Press release

Head to reduce tennis racquet production in Austria and Czech Republic

Kennelbach, 22 April 2005 – Head Sport AG, a company owned by Vienna and New York listed Head N.V., (NYSE: HED; VSX: HEAD), has decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Ceské Budejovice, Czech Republic to China. The initiative by the world’s number two racquet brand is in response to the sharp rise in the euro-dollar exchange rate over the past two years and the substantial cost increase of the main raw material used in racquets, carbon fibre. Social plans for the employees concerned — 120 in Kennelbach and 130 in Budejovice — will be worked out in talks with the workers council and employees. No changes are planned in the Winter Sports Division of HEAD.

Head is the only racquet manufacturer that still has its own production capacity, and currently makes about 500,000 units or some 25% of its annual output of 2.1 million racquets in Kennelbach and Budejovice. The remaining 75% have been sourced from China for some years. Major rationalisation programmes have been under way since 2001, and these have cut Tennis unit costs by about 20%. However, the strength of the euro, which has risen by about 50% against the US dollar since 2001, and the doubling in carbon fibre prices since 2003 have impacted the division’s earnings over the past two years. Since all of Head’s competitors source their products in US$ from China, Head is now at a competitive disadvantage since our costs are about 30% higher than our competitors.

These trends, and the fact that the euro-dollar exchange rate is unlikely to fall below parity in the next few years, have now forced Head to take decisive action to cut costs, in order to improve the Racquet Sports Division’s profitability levels and enable it to make a sustained contribution to the recovery of the group as a whole. Head will therefore be moving 90% of its production or 450,000 racquets per year from the European sites to China by summer 2005. These products will be exclusively manufactured by a long-term Taiwanese business partner. The total one-time capacity reduction costs at both locations will amount to approximately US$ 6m, of which 50% are asset write-offs and 50% are cash costs.

Head’s global tennis operations will continue to be run from Austria. Key functions such as research and development, quality control, marketing and sales and logistics functions in the Racquet Sports Division, as well as a limited production of approximately 50,000 racquets will remain at the Kennelbach site. This entire set up will ensure that current quality standards will be maintained and Head will be able to retain its technological leadership.

About 120 employees in Kennelbach and 130 in Budejovice are affected by the downsizing of capacity. Despite the continued pressure on earnings in the Head Group, management is committed to support social plans for those dismissed, including support for a workers trust, a retaining foundation and hardship trust.

HEAD’s Winter Sports Division is not affected by these changes, despite the difficult trading conditions in the Industry due to the strength of the Euro against the Dollar and the Japanese Yen. HEAD’s Winter Sport Division is not exposed to the same competitive distortions as those in the tennis equipment market.

About Head

Head N.V. is a leading manufacturer and marketer of premium sports equipment. Its operations are organized in four divisions: Winter Sports, Racquet Sports, Diving and Licensing. Head N.V. sells under the following brands: Head (tennis, squash and racquet sports, alpine skis and ski boots, and snowboarding boards, bindings and boots); Penn (tennis and racquetball balls); Tyrolia (alpine ski bindings); and Mares/Dacor (diving equipment). Head products are endorsed by some of the world’s top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferrero, Johann Grugger and Maria Riesch.

For further information please visit our website: www.head.com

Contact

Head Sport AG

Gerald Skrobanek
Vice President Operations
Wuhrkopfweg 1
A-6921 Kennelbach
Tel: +43 (0)5574 6080
E-mail: g.skrobanek@head.com

Robert Marte
Division Manager Racquet Sports
Wuhrkopfweg 1
A-6921 Kennelbach
Tel: +43 (0)5574 6080
E-mail: r.marte@head.com

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.